Exhibit 99.3

Robert M. Pons

439 Williamson Road

Gladwyne, PA 19035

(610) 202- 3707

bobpons@me.com

Capabilities

¡	CEO of Micro-Caps, both public and private
¡	Turnaround “orphaned” companies with new plan and capital
¡	Develop and implement new Sales, Marketing and Distribution strategies
¡	Increase shareholder value and implement investors relations
¡	Implement new business plan
¡	Raise capital for both public and private companies
¡	Acquisition experience from idea to closing
¡	Strong business development skills

Career Profile:

Chairman, LiveWire Mobile (LVWR:PK)

Littleton. MA (Feb 2011-Current)

Orchestrated the transition of a new management team along with a financial and operational restructuring initiative that produced the company’s first profits and first dividend distribution to shareholders of this platform provider of managed personalization services for mobile carriers. LiveWire Mobile is an integrated suite of mobile personalization services includes ringback tones, ringtones, mobile full-track music and video downloads, a fully integrated storefront, and other applications, as well as dedicated content and service marketing, integrated storefront management and marketing.

Senior Vice President Capital Markets, TMNG Global (NasdaqGM:TMNG)

McLean. VA (January 2008-January 2011)

Recruited to head-up the newly formed Capital Markets practice area of this provider of professional services to the converging communications industry. Its companies, TMNG, CSMG, Cartesian, and TWG Consulting, and its base of over 600 consultants, providing strategy, management, and technical consulting, as well as products and services, to more than 1200 communications service providers, entertainment, media, and technology companies and financial services firms worldwide.

Accomplishments:

Secured three new clients, including a multi-billion dollar carrier, in the first 90 days of forming the new practice area.

Led corporate M&A on four new opportunities working directly with President & COO.

Developed sales integration model between operational and strategy divisions.

President and Chief Executive Officer, Uphonia (formerly SmartServ OTCBB: UPHN),

Plymouth Meeting PA (January 2003- April 2007)

Primary responsibilities were to recapitalize this wireless applications development company and implement a new business model. The new business model resulted in a contract with Sprint PCS to secure an MVNO contract, leveraging the company’s mobile application distribution infrastructure.

Uphonia is an MVNO launching a prepaid model combining voice mobile minutes with a large package of mobile content, initially targeting the ethnic/urban consumer.

Accomplishments:

Successfully recapitalized the company with a $10 million PIPE offering, when the company was nearly on the verge of bankruptcy.

Built seasoned senior management team. Staffed the organization to meet the growth needs of the company.

Developed and conceived the entire business model. Negotiated directly with debt holders and vendors to allow the company to secure new funding.

Increased the market capitalization by nearly 300%.

Negotiated and secured Sprint MVNO agreement, along with prepaid mobile distribution strategy, 50% more efficient than current prepaid distribution models.

Acquired nReach a mobile content aggregator. This acquisition added a complete mobile content library and a proprietary in-store mobile content distribution system.

Acquired KPCCD a prepaid calling distributor with a strong concentration of distribution in the New York metro market. This acquisition added annual revenues of $40 million and secured key distributors for the company’s prepaid MVNO.

Established the Sprint MVNO contract as one of the few with the rights to route international traffic to the international gateway of choice, significantly positioning the prepaid MVNO to offer below market rates for international calling direct from the mobile phone.

Independent Consultant, Gladwvne, PA May 2002- December 2002

Consulted for three companies on developing and refining their business and marketing strategies, companies included Cellenium a mobile payment infrastructure company based in New Jersey, OTI International based in Israel, a publicly traded company with contact less chip technology now used in MasterCard’s PayPass product and SmartServ.

Accomplishments:

Assignments included strategic partnership introductions to Pepsi, Compass Group and MasterCard International.

Secured two rounds of funding.

President and Chief Operating Officer, FreedomPay, Wayne. PA March 1999-April 2002

Primary responsibility was establishing FreedomPay’s cashless retail payment system as a leading alternative to small retail cash transactions in the food service and quick service restaurant industries. The objective was to secure one large strategic partner for each respective industry category that could benefit by integrating a cashless less payment system into their network of retail locations.

Accomplishments:

Conceived and developed cashless payment system from idea, to commercialization and deployment of system. Core technology had its roots from a wireless telemetry system.

Raised capital of $7 million.

Built the organization in order to engineer, market and distribute cashless payment system.

Signed partnerships with McDonalds, Nokia, Pepsi and Canteen (largest vending operator in the world)

Established FreedomPay as one of the most recognized cashless payment systems catering to the vending industry. Tested Nokia’s first mobile payment system working within a live field trial with McDonalds.

President and Chief Executive Officer, LifeSafety Solutions, Wynnewood, PA January 1994- March 1999

In partnership with SpectaGuard one of the largest security companies (today Allied/SpectaGuard) developed a web based information retrieval system that was directly integrated with a city’s 9-1-1 infrastructure. Called 911Plus, the system was recognized throughout the country as a potentially lifesaving technology.

Conceived and developed the system, implementing it into a live county wide 9-1-1 call center.

Developed a full scale marketing campaign directed to consumers who required that public safety have more information about them and their families when calling 9-1 -1. Received national press coverage on the potential lifesaving aspects of the system.

Personally awarded a patent on the system.

Sold company to Lucent, now owned by Intrado.

Senior Vice President Business Development Geotek, Publicly traded wireless carrier with proprietary spread spectrum technology Mahwah, NJ October 1992-January 1994

Responsible for developing strategic partnerships and all product features of this new carrier with its own infrastructure technology.

Accomplishments:

Wrote entire sales and marketing strategy.

Secured large customer relationships.

Developed field sale organization.

Introduced company to MCI.

President and Chief Operating Officer, Founding Investor, DPH Communications Elmsford, NY December 1988-September 1992

Responsible for all operations of this regional trade publishing company catering to the home remodeling industry. This was my first experience as an entrepreneur; I was one of three investors to acquire the company.

Accomplishments:

Expanded magazine from one edition to five.

Sold interest to partners.

Director of Sales for Sprint’s largest region, New York Region, New York, NY November 1986- November 1988

Responsible for all commercial sales for this long distance carrier’s New York Region, that included New York City, Connecticut, Westchester County New York and Long Island. The President of Sprint recruited me to the position, overseeing over 125 employees.

Accomplishments:

Grew revenue from $75 million to $125 million

Developed major account program.

Represented division for all national strategic planning.

Director Customer Services, Assistant to President, Regional Manager, Account Executive, MCI, January 1, 1980- October 1986, New York, NY, Boston, MA, Washington, DC, Ryebrook, NY

Started out in direct sales covering the World Trade Center area became number one sales person in New York region and was promoted to open up the New England market for MCI. After successfully launching MCI in New England, was promoted to exclusive position of Assistant to the President of all of MCI. After term as assistant to president promoted to run Customer Services for largest Division reporting directly to Division President

Accomplishments:

Coordinated entire reorganization of company with the President of MCI.

Participated in all areas of strategic planning for all of MCI.

Developed new and highly successful receivables managements systems.

Installed first online customer information system.

Grew revenue in New England from $5 million to $50 million.

Developed company’s first retail distribution.

Developed company’s first direct marketing campaign.

Board Seats;

Network-1 (NSSI.OB), Chairman Livewire Mobile (LVWR.PK), PrimusTelecommunications Group (NYSE:PTGI) Vice Chairman MRV Communications (MRVC.PK)

Publications/Media:

“On The Line”- History of MCI, (1986 Warner Books) entire chapter.

Time Magazine

American Banker

Phila Inquirer

New York Times

ABC

NBC

CBS

PBS

Patent:

Enhancement for 9-1-1 systems

Education:

Rowan University, B.A. magna cum laude.

Personal:

Married, with three children.

Robert M. Pons Bio

Robert M. Pons has over 30 years of senior level management experience including early stage ventures, Fortune 500 and turnaround companies. Currently, Mr. Pons is Chairman of Livewire Mobile, one of the most comprehensive one-stop digital content solutions for carriers, handset manufacturers and media companies entering the mobile content market.

Prior to Livewire Mr. Pons was Senior Vice President of Capital Markets for TMNG, a leading provider of professional services to the converging communications media and entertainment industries and the capital formation firms that support it. Prior to TMNG he was CEO of Uphonia/SmartServ Inc. a publicly traded firm in the wireless industry. Uphonia/SmartServ was completely recapitalized and repositioned under his leadership.

As an early pioneer of the competitive telecommunications industry, he was a senior level executive working with both landline and wireless systems. Originating his telecommunications experience in 1980 at MCI, Mr. Pons opened the New England markets, growing them from start-up to a $100 million division. He served as a special advisor to the President of MCI during the company’s highest growth years and was featured in the book On The Line--History of MCI. In 1986, Mr. Pons was recruited by the President of Sprint to manage its Northeast Sales division with over $750 million in revenue. His wireless experience originated as Senior Vice President of Business Development for Geotek, a wireless carrier with licenses in 50 major markets. During his tenure, the company grew from a market cap of $25 million to $1.7 billion.

Mr. Pons has directly overseen financing transactions from $5 million to $100 million and has extensive experience in organizing start-ups. He currently serves on the boards of Network1 Security Solutions (OTC:NSSI.OB) Chairman - Livewire Mobile (LVWR.PK) Vice Chairman - MRV Communications (MRVC.PK) and Primus Telecommunications Group (PTGI)

DILIP SINGH - PROFILE

Dilip Singh, age 64, is CEO/President and a Director of InfuSystem Holdings Inc., since April 2012. Prior to joining InfuSystem Holdings, Mr. Singh served as the Chief Executive Officer and a Director of MRV Communications from July 2010 to December 2011. Prior to joining MRV, Mr. Singh was Chief Executive Officer of Telia-Sonera Spice Nepal, a large Asian mobile operator, from December 2008 to May 2009, where he was responsible for turning a new acquisition to sustained growth and profitability. From 2004 to 2008, Mr. Singh was President and Chief Executive Officer of Telenity, Inc., a convergence applications, service delivery platform and value added services telecom Software Company. Mr. Singh was President of NewNet, a telecom infrastructure software startup, which was acquired by ADC Telecommunications Inc., from 1994 to 1998. He remained an executive consultant to ADC through 2000, and returned in 2003 to 2004 as the president of ADC’s software systems division. In the interim 2001 to 2003 periods, he was Executive Chairman of IntelliNet and an entrepreneur in residence with MC Venture Partners and in such capacity acted as an executive consultant and board member of several companies. From 1988 to 1994, Mr. Singh was an executive director at Sprint Corporation, where he directed strategic planning and development of intelligent network services, network management and call center applications for consumer and business customers, and supported marketing and sales with an annual revenue impact of over $2 billion. Prior to Sprint, he co-founded United Database Corporation, a start-up that led the introduction of yellow pages in three major metropolitan cities in India and had $12 million in revenue during its first 18 months. Mr. Singh began his career as an executive telecommunication consultant with Alcatel-Lucent switching systems divisions in the United States, England, Germany and Italy for over 10 years. Mr. Singh earned a Master’s degree of technology from the Indian University of Technology and a Master’s of Science from the University of Jodhpur.

He has almost 40 years of operational executive management experience with global Fortune 500 telecom carriers, entrepreneurial start-ups and early stage telecom software companies, network equipment providers and a venture capital firm. Mr. Singh has been proposed as a Group Nominee because of his vast executive experience in a variety of roles and in companies of all sizes.